December 4, 2015

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attention:  Tia L. Jenkins, Senior Assistant Chief Accountant

Re:

Uranium Resources, Inc.

Form 10-K filed for the Year Ended December 31, 2014

Filed March 19, 2015

File No. 001-33404

Ladies and Gentlemen:

Uranium Resources, Inc. (the “Company”) hereby responds to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated December 2, 2015 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”).

To address the Staff’s comment, on December 4, 2015, the Company filed an amendment to the 2014 Form 10-K. For your convenience, the text of the comment is set forth below in bold, followed by our response.

Form 10-K for the Year Ended December 31, 2014

Exhibit 23.1

1.

Please file a revised consent which includes the date of the independent accountants’ audit report with respect to your consolidated financial statements for the years ended December 31, 2014 and 2013.

RESPONSE:

The Company filed a corrected consent with the Form 10-K/A filed on December 4, 2015. As noted in the Form 10-K/A, the original consent from the independent accountants included the date of their report, which date was unintentionally omitted from the EDGAR version of the consent.

* * *

United States Securities and Exchange Commission

Ms. Tia L. Jenkins

December 4, 2015

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any further information, please contact me by phone at (303) 531-0482 or by email at cjones@uraniumresources.com. You may also contact David Crandall of Hogan Lovells US LLP by phone at (303) 454-2449 or by email at david.crandall@hoganlovells.com.

Sincerely,

/s/ Christopher M. Jones

Christopher M. Jones

President and CEO, Uranium Resources, Inc.

cc:

David Crandall, Hogan Lovells US LLP